DEREK OIL AND GAS CORPORATION

FORM 51-901F – FOR THE PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the “Company”, or “Derek”) is pleased to present to its shareholders a summary of the Company’s activities for the quarter ended October 31, 2004, and any other pertinent events subsequent to that date up to and including December 17, 2004.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars otherwise indicated.

The Company is a “reporting” company in the provinces of British Columbia and Alberta. Its common shares are listed on the TSX Venture Exchange under the trading symbol “DRK”.  The Company is in the business of exploring for and developing oil and gas properties in North America. Currently the Company is exploring and developing its Wyoming oil project-LAK Ranch.

OVERALL PERFORMANCE

During the last year the Company was successful in advancing the LAK Ranch Project by bringing in two partners.  Firstly, SEC Oil and Gas Partnership (“SEC”), agreed to fund $600,000 of operating costs in return for a 5% working interest in LAK Ranch.  Secondly, Ivanhoe Energy Inc. (“Ivanhoe”) agreed to fund $5,000,000 of capital expenditure to earn a 60% working interest in the project.  Under this arrangement, Ivanhoe must fund an initial pilot stage over the next calendar year and then decide whether to proceed to a Stage One development phase.  Should Ivanhoe decide not to proceed past the pilot phase, their interest reverts to a 15% working interest and Derek becomes the operator.  Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners enabled the Company to raise sufficient funds to retire all notes payable and put Derek on stable financial footing. For example, working capital as at October 31, 2004 was in excess of $800,000 versus a working capital deficit of about $1,500,000 in the prior year.

At this time, December 17, 2004, our Company is in a healthy financial condition with a working capital surplus in excess of $750,000, and a further $400,000 in trust pending regulatory approval of our latest private placement.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively.  These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil.  These factors are beyond the control of the Company.

RESULTS OF OPERATIONS

During the last quarter the second steam cycle at the LAK Ranch Project was completed.  After reviewing the results of the first two phases it was apparent that more steam must be put into the reservoir before meaningful production can be obtained.

The current pilot phase is schedule to continue until the end of 2005.  This is an extension of the previous deadline of July 2005 for the pilot phase.  The extension is necessary to digest the results of the 3D seismic survey and the proposed development scenario by drilling five vertical injector wells followed with a six-month production test.  During this phase, Ivanhoe will:

-conduct both cyclic and continuous steam injection tests of the existing horizontal producing well, and

-acquire and process a high-resolution 3-D seismic survey.

A 3-D seismic survey was scheduled for the late fall is currently underway. Ivanhoe’s cost of the seismic survey is currently budgeted at US$900,000 (originally US$ 500,000).  This survey will greatly help in determining the fault characteristics and other dynamics of the reservoir.  This information will be utilized to determine where to locate the vertical steam injection wells required for continuous steaming.  Continuous steaming is scheduled to begin in mid 2005, once five vertical slim injection wells have been drilled.

After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase.  This stage is now scheduled to begin in early 2006.

Each participant in the project is responsible for its share of the ongoing operating costs.  Derek budgeted operating costs for the remainder of the pilot phase is US$420,000.  Derek’s budgeted net revenue share from the pilot phase is US$270,000 leaving an operating shortfall in the pilot stage of about $US150,000.  This shortfall can be met from existing funds on hand.

Operating results for the quarter ended October 31, 2005 with the exception on production rates, are on budget.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	10/31/04	7/31/04	4/30/04	01/31/04	10/31/03	7/31/03	4/30/04	01/31/03
Total Income	$5,363	$460	(244,387)	100,937	177,386	2,786	(33,511)	41,049
Net Income (Loss)	$(311,517)	$(276,586)	$(1,144,521)	$(90,824)	$(1,136)	$(109,316)	$(148,950)	$(90,824)
Net Income (Loss) per share.	$(0.01)	$(0.01)	$(0.06)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)

Variances in total revenue from quarter to quarter is caused by:

An error occurred in the accounting for the repayment of debt instruments that had a convertibility feature.  The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as revenue in the quarters ending October 31, 2003 and January 31, 2004.  These differences were reclassified to retained earnings in the quarters ended April 30, 2004.  This results in the negative income reported for the three-month periods ended April 30, 2004.  A similar error correction resulted in the negative revenue reported the April 30, 2003 quarter.

Variances in Net Income (Loss) from quarter to quarter is caused by:

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the change in income from the error adjustments mentioned above,

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the change in accounting policy to expense stock option compensation added $631,956 of expenses to the quarter ended April 30, 2004, this change also resulted in an additional $3,346 of expense in October 31, 2004 versus the October 31, 2003 quarter.

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a law suit brought by Pacific Capital Markets resulted in the expensing of an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,

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settlement of this lawsuit in the quarter-ended October 31, 2004 resulted in a recoupment of $75,500 of previously expensed shareholder communications expense, resulting in a shareholders communications and travel expense of $(24,631),

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the quarters ended July 31, 2004,  April 30, 2004 and January 31, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,

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the increased shareholder communications efforts also increased travel costs for the last three quarters,

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audit, legal and consulting fees were higher for the quarter ended October 31, 2004 as the Company completed its 20F filing and incurred higher compliance costs due to Sarbanes-Oxley,

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legal expenses were higher for the quarter ended July 31, 2003 and for all quarters in fiscal 2004  as the Company successfully negotiated the farm-out agreements with SEC and Ivanhoe, and completed numerous private placements,

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the retirement of the debt owed pursuant to promissory notes resulted in lower interest costs the fiscal 2004 quarters as well as a reduction of the accretion of notes payable expense,

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the quarter ended October 31, 2004 saw a small foreign exchange loss versus a gain of ($57,451) in 2003, as the Company has repaid all its US$ debt,

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the Company expensed the purchase of a 1.42% royalty in the quarter ended October 31, 2004, thus increasing the loss for the quarter by $107,396.

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consulting and management fees were higher in the quarters ending July 31, 2004,  January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to the financial condition of the Company, and

●

office rent and office administration costs increased as staff was increased during the fiscal 2004 year.  This higher level of expense continued on the current quarter and is budgeted to remain at this level for fiscal 2005.

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this increase staffing level also increased salaries and benefits.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodities prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in the Company liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital.  The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future.

As of the date of this management discussion and analysis, the Company had working capital of approximately $750,000 and a further $400,000 in trust pending regulatory approval of our latest private placement.

Our current working capital commitments include $4,850 per month for rent, $13,500 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $925,000.  The second quarter loss of $315,117 less the non-cash expense of stock options of $3,346 and the $107,396 one time expense of the royalty purchase would pro-rate to an annual cost of $817,500 or an decrease of 12% from budget.  This decrease from budget is due to the receipt of $75,500 from the settlement of a lawsuit with respect to certain shareholder information expense items.

The Company’s current property payments and budgeted work commitments for 2005 are summarized as follows:

	LAK RANCH	DEREK $
Revenue projected	35-60 % Derek, 10% SEC, and balance to Ivanhoe	Nil to $US275,000
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35-60% Derek, 5% SEC and balance to Ivanhoe	$US420,000
Total net budgeted cash flow	$nil	$US(145,000)

The total of all budgeted amounts for property development and required operating cost commitments is $US420,000 or 505,000CDN.  When added to budgeted administrative costs for 2005 of $925,000 this gives a total budgeted costs for the this fiscal year of approximately $1,430,000 and current budgeted revenue from LAK Ranch is approximately $US275,000 or $330,000CDN, giving Derek a net budgeted cash flow of about $(1,100,000) for 2005.  The decrease in the budgeted revenue from the prior quarter’s estimates reflects the reservoir’s current pilot phase performance. As this is a pilot phase, however, there can no assurance that any meaningful revenues will be generated in 2005.  If no revenue were realized in 2005, Derek would require $1,430,000 to meet its current budgeted expenses.  With only $1,150,000 of working capital currently raised an additional $300,000 would have to be either raised in the capital markets or cut from the current budgeted administrative costs.

The budgeted operating revenues and operating costs are based on modeling and projections done the project operator and now assume that a daily production level from the existing horizontal well of 61 Bpd in 2005.  As LAK Ranch is in a pilot phase, no assurance can be given that these production levels will be achieved.  All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase. The Company has no debt instruments at this time and all the Company’s funds are unencumbered and available for use as working capital.

1.6 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month for management services.  Payments under this contract were voluntarily reduced to $5,000 per month until October 2003.

The Company has an ongoing contract with an officer of the Company that he be paid $3,500.00 per month. He provides daily administrative services to the Company.

There are no other related party contracts.

FINANCIAL INSTRUMENTS

At this time all the Company’s financial instruments have short (less than 3 months) periods to maturity.  The Company does not at this time have a hedge or other commodity risk control strategies in place.  Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 3%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 75-96%.

We have also estimated that the value of Derek’s 60% holding in LAK does meet or exceed its historical carrying value of  $13,934,340.  This implies a net realizable value of LAK Ranch of about $23 million. As this value is below the 15 % net present value ascribed the project by the Company’s independent 51-101 report management is confident in the valuation at this time.  This report uses the following estimates: oil price range of US$28-35 over the economic life of the project; with capital cost of US$2-2.50 per barrel; and operating costs of US$10-12 per barrel.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties.  The amount shown ($13,934,340) represents net costs to date, less amounts depleted or written off, and does not necessarily represent present or future values.

The budgeted revenues and costs referred to in this Management Discussion and Analysis include various estimates used by the project operator, Ivanhoe Energy.  These include a realized price for oil of $29.00 US per barrel.

1.10 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful completion method.  Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties.  Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs.  In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

Additional information, including Derek’s Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company’s web site at www.derekoilandgas/com

1.13  ADDITIONAL INFORMATION FOR VENTURE ISSUER’S WITHOUT SIGNIFICANT REVENUE

LAK RANCH PROJECT	October 31, 2004	October 31, 2003
	$	$
Opening balance	(94,045)	36,588
Acquisition costs	-	-
Closing balance	(94,045)	36,588

Exploration and development costs

Opening balance	13,908,983	14,180,428
Surface preparation and construction	16,827	44,323
Field house, water and power	(17,633)	92,920
Professional engineering	1,313	30,192
General repairs and maintenance	-	1,106
Travel and vehicle	-	2,210
Field site insurance	(6,274)	-
Direct administration	-	7,081
Deferred costs	271,180	2,221
Direct wages	953	35,216
Less:
SEC Limited Partnership Costs	(146,962)	(129,441)
Closing balance	14,028,387	14,266,256

Total	13,934,192	14,302,884

The negative cost reflected in site water and power reflects the sale of a reverse osmosis system that Ivanhoe determined to be redundant. The negative cost for insurance reflect a refund received on a cancelled policy.  The policy was redundant as the operator carries insurance on the project. SEC Oil and Gas contributions paid for the deferred costs invoiced by Ivanhoe for the period.  Derek paid some engineering and staffing bills for its own account in the quarter.

Schedule of General and Administrative Expenses	Oct. 31, 2004 $	Oct. 31,2003 $

EXPENSES

Accounting legal and audit fees	8,258	4,924
Consulting and management fees	47,492	34,000
Foreign exchange loss (gain)	1,716	(57,451)
Interest expense	893	48,431
Office administration and other	173,016	55,775
Shareholders’ information & travel	(24,631)	44,263
Stock exchange and filing fees	1,573	14,440
Transfer fees	1,421	2,148
Accretion of notes payable	0	6,522
Lak operating costs	0	25,650
Stock option expense	3,346	0
Royalty expense	107,396	0

Loss before recoveries	(315,117)	(178,702)

Gain on settlement of notes payable (note 6)	0	175,000
Interest and other income	3,600	2,386
Loss for the period	(311,517)	(1,136)

For explanation of variances please see Section 1.4 Summary of Quarterly Results.

Schedule of Share Capital

As of the date of this Management Discussion and Analysis
Common Shares outstanding	34,086,626
Options outstanding	3,175,000
Warrants outstanding	364,500
Shares reserved for private placement in trust	727,273
Fully diluted share capital	38,353,399

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